C21 Investments Announces Q2 Earnings Results

US$0.02 GAAP Earnings Per Share and a Thirteenth Consecutive Quarter of Positive Free Cash Flow

VANCOUVER, September 21, 2022 - C21 Investments Inc. (CSE: CXXI and OTCQX: CXXIF) ("C21" or the "Company"), a vertically integrated cannabis company, today announced its interim financial statements and management discussion and analysis for the second quarter ended July 31, 2022. The Company's Q2 financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles ("GAAP").. All currency is reported in U.S. dollars.

Q2 Financial Highlights (May 1, 2022 to July 31, 2022):

  Revenue of $7.2 million - down 4% sequentially, in line with the 5% decline in State of Nevada sales1
  Earnings Per Share of $0.02
  Gross Margin of 53.8% - up 40 basis points sequentially
  Adjusted EBITDA2 of $2.2 million - a 31% EBITDA Margin
  Cash Flow from Operations of $1.8 million - the 13th consecutive quarter of positive Free Cash Flow
  Total Liabilities reduced by $1.6 million from Q1

Q2 Management and Operational Commentary:

"I am pleased that again this quarter, C21 reported solid results, maintaining its strong margin and cash flow profile, despite the challenging market and macro conditions that persist," stated CEO and President, Sonny Newman. "Notwithstanding industry headwinds and state-level pricing pressures, the Nevada market  appears to be showing signs of stabilizing. We believe the current industry environment will afford growth opportunities to those companies able to consistently generate positive free cash flow and that have strong balance sheets. Our strategy and focus has been to ensure C21 is well positioned to take advantage of growth opportunities that will produce long term benefits to stakeholders."

C21's Q2 revenue of $7.2 million was down 4% sequentially, narrowly outperforming Nevada market sales which saw an overall decline of 5% in total sales over the same period1.

Gross Margin was 53.8%, up 40 basis points from the previous quarter. The Company delivered $2.2 million of Adjusted EBITDA2 - a 31% EBITDA Margin, consistent with the previous two quarters.

C21 reported Net Income of $1.9 million, up $1.6 million from Q1, representing Earnings per Share of $0.02. This was driven by $1.5 million of Net Income from Continuing Operations and $0.3 million from Discontinued Operations in Oregon. Net Income results include a $0.6 million derivative gain.

Cash Flow from Operations was $1.8 million, up 15% over Q1 - the thirteenth consecutive quarter of positive Cash Flow from Operations.

Cash at the end of Q2 was $2.3 million, down $0.2 million from Q1. The Company's senior secured note was reduced by $1.5 million in Q2 and Total Liabilities were reduced by $1.6 million during the quarter.

1 State of Nevada Cannabis Tax Revenue: https://tax.nv.gov/uploadedFiles/taxnvgov/Content/TaxLibrary/NV-Cannabis-Revenue-FY22(5).pdf?n=2150

2 See Non-GAAP Measures

Subsequent to the quarter, the Company has paid down its senior secured note by an additional $1.0 million, with $4.1 million outstanding as of September 1, 2022. Additionally, last week the city of Sparks, Nevada approved drive-thru windows at its licensed dispensaries. Silver State Relief intends to build out this sales channel in the coming months.

Non-GAAP Measures:

"Adjusted EBITDA" is supplemental, non-GAAP financial measures. The Company defines EBITDA as earnings before depreciation and amortization, depreciation and interest in cost of sales, income taxes, and interest. Additionally, the Company's Adjusted EBITDA presented above excludes accretion, loss from discontinued operations, one-time transaction costs and all other non-cash items. The Company has presented "Adjusted EBITDA" because its management believes it is a useful measure for investors when assessing and considering the Company's continuing operations and prospects for the future.  Furthermore, "Adjusted EBITDA" is a commonly used measurement in the financial community when evaluating the market value of similar companies.  "Adjusted EBITDA" is not a measure of performance calculated in accordance with GAAP, and these metrics should not be considered in isolation of, or as a substitute for, the measurement of the Company's performance prepared in accordance with GAAP. "Adjusted EBITDA," as calculated and reconciled in the table above, may not be comparable to similarly titled measurements used by other issuers and is not necessarily a measure of the Company's ability to fund its cash needs.  Figures have been restated to match current presentation.

Adjusted EBITDA:

	Q2	Q1
	July 31, 2022	April 30, 2022
Net Income (Loss)	1,857,043	$306,820

Interest expenses, net	133,455	164,049
Provision for Income Taxes	485,152	498,263
Depreciation and Amortization	341,286	341,286
Depreciation and Interest in COGS	203,091	203,092

EBITDA	3,020,027	1,513,510

Change in fair value of derivative liabilities	(629,500)	-
Share based compensation	54,064	102,786
Loss from discontinued operations	(344,554)	730,325
One-time special project costs	89,331	50,000
Other gain/loss	21,972	(4,146)
Adjusted EBITDA	$2,211,340	$2,392,475

Q2 Balance Sheet Summary:

	Q2	Q1	Q4
(US$)	July 31, 2022	April 30, 2022	January 31, 2022
Assets
Cash	2,341,411	2,501,758	3,067,983
Inventory	5,415,090	4,727,513	4,054,473
Other current	2,679,473	2,755,086	3,162,018
Current Assets	10,435,974	9,984,357	10,284,474
Fixed Assets / Goodwill / Intangibles	51,267,819	51,596,065	51,569,000
Total Assets	61,703,793	61,580,422	61,853,474

Liabilities
Accounts payable	2,614,216	2,487,120	2,508,869
Promissory note - current portion	5,066,667	6,080,000	6,080,000
Income taxes payable	5,182,133	4,431,808	3,658,162
Other notes, current lease etc.	2,396,363	2,665,427	2,481,519
Current Liabilities	15,259,379	15,664,355	14,728,550
Lease liabilities	8,760,577	8,858,201	8,953,425
Promissory note	-	506,667	2,026,667
Derivative liability and other	366,500	1,155,581	1,161,640
Total Liabilities	24,616,275	26,184,804	26,870,282

Shareholders' Equity	37,087,518	35,395,618	34,983,192
Total Liabilities and Shareholders' Equity	61,703,793	61,580,422	61,853,474

Q2 Financial Summary:

	Q2	Q1
(US$)	July 31, 2022	April 30, 2022
Revenue	7,175,493	$7,472,461
Cost of Sales	3,316,161	3,484,824
Gross Profit	3,859,332	3,987,637
Gross Margin%	53.8%	53.4%
Total Expenses	2,335,764	2,292,326
Income (Loss) from Operations	1,512,489	1,695,311
Net Income (Loss)	1,857,043	306,820
GAAP Earnings Per Share	0.02	0.00
Adjusted EBITDA[1]	2,211,340	2,392,475
EBITDA Margin%	30.8%	32.0%

1

For further inquiries, please contact:

Investor contact:	Company contact:

Investor Relations	Michael Kidd
info@cxxi.ca	Chief Financial Officer and Director
+1 833 289-2994	Michael.Kidd@cxxi.ca

About C21 Investments Inc.

C21 Investments Inc. is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, including legacy Oregon brands Phantom Farms, Hood Oil and Eco Firma Farms. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 can be found at www.sedar.com and www.cxxi.ca.

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include, but are not limited to, the stabilization of the Nevada cannabis market, the Company's intention to build out its drive-thru sales channel in Sparks, Nevada, the Company's continued focus on sustainable profitability and assessing strategic opportunities in its market and the Company's belief that it remains well positioned for future growth.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by the Company, including, without limitation, the ability of the Company's management to execute its business strategy, objectives and plans.  Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, risks and uncertainties arising from general business, economic, competitive, political and social uncertainties; the impact of the COVID-19 pandemic on the Company's operations and other factors, many of which are beyond the control of the Company

The forward-looking statements contained in this news release represent the Company's expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.